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                            April 2, 2024

       Philip D'Ambrosio
       Executive Vice President and Treasurer
       Madison Square Garden Entertainment Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Entertainment Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Response dated
March 21, 2024
                                                            File No. 001-41627

       Dear Philip D'Ambrosio:

              We have reviewed your March 21, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12,
       2024 letter.

       Form 10-K for Fiscal Year Ended June 30, 2023

       Consolidated and Combined Financial Statements
       Consolidated and Combined Statements of Operations, page F-4

   1. We read your response to prior comment 2. As noted on page 34, food and beverage revenues are recognized
on a gross basis and appear to constitute sales of tangible
                                                        products, rather than
revenue from services. Please present revenues and direct operating expenses associated
with tangible products, services and leasing activities separately, if they represent more
than 10% of total revenues in any period presented. Revenues for items that represent
less than 10% of total revenues may be aggregated with revenues for other items that also
represent less than 10% of total revenues. Direct operating expenses should be combined in
the same manner as the related revenues. Refer to Rules 5-03.1 and
                                                        5-03.2 of Regulation
S-X.
 Philip D'Ambrosio
Madison Square Garden Entertainment Corp.
April 2, 2024
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions.



FirstName LastNamePhilip D'Ambrosio                Sincerely,
Comapany NameMadison Square Garden Entertainment Corp.
                                                   Division of Corporation
Finance
April 2, 2024 Page 2                               Office of Trade & Services
FirstName LastName